



10031140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/01/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St. Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973-744-3307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez & Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr, Suite 410, (Address) Guaynabo (City) PR (State) 00968-8051 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Conk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities Inc, as of 31 December, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DIANA POMBO-GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 08, 2010

Thomas E Conk
Signature

Finance & Operations Principal
Title

Diana Pombo-Gonzalez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008

Horwath Vélez & Co. PSC

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS


Horwath Vélez & Co. PSC
Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

We have audited the accompanying balance sheets of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of December 31, 2009 and 2008, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Horwath Vélez & Co. PSC

February 25, 2010
License No. 16
San Juan, Puerto Rico

Stamp number 2477384 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Current assets:		
Cash and cash equivalents	$ 196,713	$ 313,004
Accounts receivable	8,936	13,436
Due from parent	61,693	97,177
Prepaid expenses	13,976	15,981
Prepaid income tax	3,640	-
Total current assets	284,958	439,598
Property and equipment	-	1,250
Restricted cash	109,907	124,500
Investment in marketable securities, restricted	40,093	25,500
	$ 434,958	$ 590,848

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities:		
Current portion of long-term debt	$ 1,765	$ 2,492
Accrued liabilities	218,675	306,772
Income tax payable	-	4,184
Total current liabilities	220,440	313,448
Long-term debt	-	1,765
Stockholders' equity	214,518	275,635
	$ 434,958	$ 590,848

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues; fees and commissions income	$ 1,026,083	$ 1,451,588
Operating expenses:		
Fees and commissions	306,028	555,688
General and administrative	797,688	819,356
Depreciation	1,250	1,250
Total operating expenses	1,104,966	1,376,294
Income (loss) from operations	(78,883)	75,294
Other income:		
Interest and dividends	3,173	5,214
Income (loss) before income taxes and comprehensive income (loss)	(75,710)	80,508
Income taxes:		
Current, net of carryforward benefits of $16,000 in 2008	-	4,513
Net income (loss)	(75,710)	75,995
Other comprehensive income (loss):		
Net unrealized income (loss) on investment in marketable securities	14,593	(16,063)
Comprehensive income (loss)	$(61,117)	$ 59,932

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2008	$ 41,314	$ 175,995	$ 7,101	$(8,707)	$ 215,703
Comprehensive income	-	-	75,995	(16,063)	59,932
Balance at December 31, 2008	41,314	175,995	83,096	(24,770)	275,635
Comprehensive loss	-	-	(75,710)	14,593	(61,117)
Balance at December 31, 2009	$ 41,314	$ 175,995	$ 7,386	$(10,177)	$ 214,518

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$(75,710)	$ 75,995
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,250	1,247
Decrease (increase) in:		
Accounts receivable	4,500	4,716
Prepaid expenses	2,005	(187)
Prepaid taxes	(3,640)	-
Due from related parties	35,484	(62,767)
Increase (decrease) in:		
Accounts payable	-	(36,562)
Accrued liabilities	(88,097)	263,685
Income tax payable	(4,184)	4,184
Total adjustments	(52,682)	174,316
Net cash provided by (used in) operating activities	(128,392)	250,311
Cash flows from investing activities; net change in restricted deposits	14,593	(16,062)
Cash flows from financing activities; principal payments of long-term debt	(2,492)	(2,352)
Net increase (decrease) in cash and cash equivalents	(116,291)	231,897
Cash and cash equivalents, beginning	313,004	81,107
Cash and cash equivalents, ending	$ 196,713	$ 313,004

Supplemental disclosure of cash flows information

Interest paid	$ 148	$ 288

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business:

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), one Self - Regulatory Organization (SRO) and eleven U.S states and territories.

Under SEC financial responsibility rules, the Company is and introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, the commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Revenues and expenses:

The Company main source of income arise from its commissions earned on purchase and sale of securities. Commissions and related clearing expenses are recorded on a settlement date basis. General and administrative expenses are charged to operations as incurred.

Use of estimates:

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of credit risk and other dependencies:

The Company cash deposits, including those in restricted and funded reserve accounts, are insured by the FDIC up to $250,000, through December 31, 2013. As of December 31, 2009, bank deposits do not exceed said limit.

The Company also holds cash equivalent deposits and marketable securities, of $307,961, with registered investment companies, which balances are protected by the Securities Investor Protection Corporation (SIPC) to $500,000.

Accordingly, management believes that credit risk on cash and cash equivalents, and on investments in marketable securities is not significant.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Concentration of credit risk and other dependencies (continued):

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk do not represent a material risk loss with respect to the Company's financial position as of December 31, 2009.

At times, the Company provides advances to parent. The Company foresees no significant credit risk from the realization of the resulting receivable.

The Company provides a substantial portion of its institutional services to one customer. During the years ended December 31, 2009 and 2008, commissions from this customer were 62% and 52% of the total revenues, respectively.

Cash equivalents:

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

Restricted cash and marketable securities:

The Company has classified as restricted certain cash and marketable securities that are not available for use in its operations. Under the agreement with two carrying and clearing brokers, the Company maintains with each a good faith deposit of $75,000. The interest generated by the accounts is proprietory of Seslia Virgin Island Securities, Inc.

Equipment:

Equipment is stated at cost. Depreciation is being provided by using the straight-line method over the estimated useful life of the related assets. The Company records impairments losses on long-lived assets used in operations when indicators of impairments are present. Based on current estimates, management does not believe impairment of the operating property is present.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Regulatory requirements (continued):

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule Under Rule 15c3-1 of the Securities Exchange Act of 1934, which required to maintain a minimum net capital equal to 6 2/3 percentage of its aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2009 and 2008, the Company's net capital under SEC Rule 15c3-1 was $120,259 and $143,966, respectively, and the ratio of aggregate indebtedness to net capital was 177% and 219%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Investment in marketable securities:

The Company classifies the investments in marketable securities as available for sale in accordance with the provisions of Financial Accounting Standards Codification No. 320-10, *Accounting for Certain Investments in Debt and Equity Securities*. This statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. It requires that investments classified as held to maturity be reported at amortized cost, those classified as trading securities be reported at fair value, with unrealized gains and losses included in earnings, and those classified as available for sale be reported at fair value, with unrealized gains and losses, net of taxes, reported as a net amount in other comprehensive income.

Realized gains and losses on sale of these securities are determined using the specific-identification method. Other than temporary impairment, if any, on investments classified as available for sale and held to maturity are reported separately in the statements of income and retained earnings. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis. The new cost basis shall not be changed for subsequent recoveries in fair value. Premium amortization and discount accretion are recognized in interest income using a method, which approximates the interest method over the period to maturity. Investments are classified as current or noncurrent based on the Company's intention to hold the securities and their maturity dates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Investment in marketable securities (continued):

FASB Accounting Standard Codification (ASC) 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). As of December 2009 and 2008, the fair values of all investments were determined following Level 1 techniques. This technique provides that inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that Partnership has the ability to access.

Advertising:

Advertising is charge to expense as incurred. Advertising expenses for the years ended December 31, 2009 and 2008 amounted to $6,134 and $3,090, respectively.

Income taxes:

The Company follows and asset and liability approach method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2009 and 2008, the resulting deferred tax asset from available carryforwards and losses has been fully allowed.

As of January 1, 2009, the Company adopted the provisions of FASB related to Accounting for Uncertainty in Income Taxes which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions. As a result of the implementation and in relation to taxes, the Company recognized no increase in the liability for unrecognized tax benefits. Therefore, upon implementation, the Company recognized no material adjustment to the January 1, 2008 balance of Stockholder's Equity or Deficiency as applicable. In the event of an examination, any interest or penalties assessed to the Company are recorded in operating expenses. For the year ended December 31, 2009, the Company had no significant uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations, nor the Company was subject to a tax audit.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2009 AND 2008

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Reclassifications:

Certain 2008 balances have been reclassified to conform to the current year presentation.

Recently issued and adopted accounting standards:

The Financial Accounting Standard Update has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that apply did not impact or will not impact significantly the result of operations or financial conditions.

2. RELATED PARTIES:

The most significant transactions with related parties consist of the following:

	2009	2008
Management fees charged by Parent Company	$ 37,200	$ 73,300
Allocation of rent expense charged by Parent Company	$ 54,000	$ 42,000

The balance due from parent is due in normal course of business. Said balance is unsecured and bears no interest.

3. PROPERTY AND EQUIPMENT:

	2009	2008
Equipment	$ 12,500	$ 12,500
Less accumulated depreciation	(12,500)	(11,250)
	$ -	$ 1,250

4. INVESTMENTS:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

Level 1:

	Cost	Fair market value	Unrealized loss
December 31, 2009			
Mutual funds	$ 10,033	$ 8,268	$(1,765)
Preferred stocks	40,237	31,825	(8,412)
	$ 50,270	$ 40,093	$(10,177)
December 31, 2008			
Mutual funds	$ 10,033	$ 6,347	$(3,686)
Preferred stocks	40,237	19,153	(21,084)
	$ 50,270	$ 25,500	$(24,770)

5. LONG-TERM DEBT:

	2009	2008
Term loan, payable to a financial institution; bearing interest at approximately 4%, due in monthly installments of $220 including interest through August 2010; guaranteed by certain fixed assets	$ 1,765	$ 4,257
Less current portion	(1,765)	(2,492)
	$ -	$ 1,765

6. STOCKHOLDERS' EQUITY:

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2009 and 2008, 1,081 shares were outstanding.

7. INCOME TAXES:

The reconciliation between results of operations per financial statements and per tax return follows:

	2009	2008
Net income (loss) before taxes per financial statements	$(75,710)	$ 75,995
Add reconciling items:		
Depreciation	1,250	1,250
Meals and entertainment expense	553	881
Backup withholding tax	-	126
Contributions	2,511	5,112
Tax return income (loss) prior to loss carryforward benefit	(71,396)	83,364
Less net operating loss carryforward losses	-	(83,364)
Tax return income (loss)	$(71,396)	$ -

The Company has available operating losses carryforward to offset future taxable income expiring as follows:

Year ending December 31,	Amount
2025	$ 5,194
2027	24,811
2029	71,396
	$ 101,401

The resulting deferred tax asset has been fully allowed.

8. RENTAL COMMITMENTS:

The Company leases from Parent Company its office facilities under a noncancelable operating lease agreement expiring August 2010. In addition, under a verbal agreement, the Parent Company charges 80% of the Parent Company's home office rental charges. Rent expense for the years ended December 31, 2009 and 2008 amounted to $54,000 and $42,000, respectively. Future minimum lease payments required under the long-term operating lease agreement at December 31, 2009 are as follows:

Year ending December 31,	Amount
2010	$ 20,000

Upon termination of the lease agreement with Parent, the Company plans to renew the same under terms not significantly different from the current agreement.

9. EMPLOYEE BENEFIT PLANS:

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2009 and 2008 amounted to $9,803 and $14,854, respectively.



Horwath Vélez & Co. PSC

Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwath Vélez & Co. PSC

February 25, 2010
License No. 16
San Juan, Puerto Rico

Stamp number 2477386 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Salaries	$ 401,867	$ 406,930
Management fees	37,200	73,300
Employees benefits	69,893	80,755
Gross receipts taxes	9,140	5,746
Rent	54,000	42,000
Professional fees	57,443	33,422
Payroll taxes	32,850	36,424
Travel	17,840	11,485
Telephone	21,322	19,946
Advertising	6,134	3,090
Dues and subscriptions	14,280	15,284
Supplies	9,117	13,995
Postage	4,694	6,312
Repairs and maintenance	8,619	10,471
Pension plan	9,803	14,854
Meals and entertainment	1,107	1,762
Board meetings	9,236	8,169
Utilities	14,428	13,070
Insurance	6,414	6,122
Contributions	2,511	5,112
Bank fees	300	185
Miscellaneous	9,490	10,922
	$ 797,688	$ 819,356

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSIONS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Net capital:		
Total stockholders' equity qualified for net capital	$ 214,518	$ 275,635
Deductions and/or charges:		
Non-allowable assets furniture and equipment	-	(1,250)
Other assets	(17,616)	(15,981)
Due from parent company	(61,693)	(97,177)
Receivables over 30 days old	(8,936)	(13,436)
	(88,245)	(127,844)
Net capital before haircuts on securities positions	126,273	147,791
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f):		
Trading and investment securities:		
Other securities	(6,014)	(3,825)
Other	-	-
	(6,014)	(3,825)
	$ 120,259	$ 143,966
Computation of Aggregate indebtedness:		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	220,440	315,213
	$ 220,440	$ 315,213
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 14,695	$ 21,014
Excess net capital at 100%	$ 105,564	$ 122,952
Ratio, aggregate indebtedness of net capital	177%	219%

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE AND COMMISSION

YEARS ENDED DECEMBER 31, 2009 AND 2008

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2009 AND 2008

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEARS ENDED DECEMBER 31, 2009 AND 2008

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2009 and 2008 are as follows:

	2009	2008
Unaudited net capital:		
Focus - IIS Report	$ 122,907	$ 147,708
Adjustments	(2,648)	(3,742)
	$ 120,259	$ 143,966



Horwath Vélez & Co. PSC

Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In planning and performing our audit of the financial statements of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of and for the year ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by Seslia Virgin Islands Securities, Inc., in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board og Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid in excess margin securities of customers as required by Rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2009.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsability, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that asset for which the Company has responsability are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of finalcial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subect to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010
License No. 16
San Juan, Puerto Rico

Horwath Vélez & Co. PSC

Stamp number 2477387 was
affixed to the original of this
report.



Horwath Vélez & Co. PSC

Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Seslia Virgin Islands, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seslia Virgin Islands Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Seslia Virgin Islands Securities, Inc.'s management is responsible for the Seslia Virgin Islands Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of these procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries (disbursement checks) noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17 A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 General Ledger accounts, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (Revenue Reconciliation, Mutual Funds Revenue Deduction, Payment to Other SPIC Members, Net Gains from Securities in Investment Accounts and Income from Security Deposits) supporting the adjustments noting no differences.

4. Determined that there were no adjustments reported in Form SIPC-7T, and that there were no overpayment to be applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Horwath Vélez & Co. PSC

February 25, 2010
License No. 16
San Juan, Puerto Rico

Stamp number 2547463 was affixed to the original of this report.